UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 18, 2005

Commission File Number 1-32591

SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)

Room 503, 5/F, Lucky Commercial Center
103 Des Voeux Road West
Hong Kong
China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	__X__	Form 40-F	_____

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes	______	No	__X__

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes	______	No	__X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	______	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation, dated October 18, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: October 18, 2005	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit I

Seaspan Corporation
Room 503, 5/F, Lucky Commercial Center
103 Des Voeux Road West
Hong Kong, China

c/o 2600 - 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-482-8777
Fax: 604-648-9782
www.seaspancorp.com

NEWS RELEASE

SEASPAN ANNOUNCES ACQUISITION OF NEW CONTAINERSHIP

Hong Kong, China, October 18, 2005 - Seaspan Corporation (“Seaspan”) announced today that it acquired its 13th vessel, CP Kanha (the “Kanha”), a newly built 4250 twenty foot equivalent unit (“TEU”) vessel, from a wholly owned subsidiary of Seaspan Container Lines Limited on October 18, 2005.

The Kanha was constructed and delivered by Samsung Heavy Industries Co. Ltd. approximately eight weeks ahead of the contractual delivery date.

The Kanha is the first of the nine vessels subject to long-term, fixed-rate charters with CP USA, a subsidiary of CP Ships Limited.

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. With the acquisition of the Kanha, Seaspan currently owns a fleet of 13 containerships consisting of eleven 4250 TEU vessels and two 8500 TEU vessels. Over approximately the next 23 months, Seaspan will acquire 10 additional vessels consisting of eight 4250 TEU vessels and two 9600 TEU vessels.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: future acquisitions by Seaspan and other potential financial and other benefits relating to the charter contracts. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement; early termination or breach of one or more of the long-term charter contracts; changes in production of or demand for our vessels, either generally or in particular regions; potential breach of the newbuilding contracts by any of the parties, potential delays or non-delivery of the newbuildings; changes in applicable industry regulations; and other factors described from time to time in the reports filed by Seaspan with the SEC, including our Registration Statement on Form F-1, our Annual Report on Form 20-F, when filed, and our reports on Form 6-K.

For Investor Relations and Media Inquiries:

Mr. Kevin M. Kennedy
Chief Financial Officer
Seaspan Corporation
Tel. 604-482-8777

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